FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of November No. 6  2013

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

The Registrant will hold its Special Meeting of Shareholders on January 9, 2014 at 5:00 p.m. (Israel time) at the Registrant’s offices in Migdal Haemek, Israel.  In connection with the meeting, on or about December 6, 2013, the Registrant will mail to shareholders (i) a Notice of Special Meeting and Proxy Statement and (ii) a Proxy Card.  Attached hereto as Exhibits 99.1 and 99.2 are, respectively, the Notice of Special Meeting and Proxy Statement; Proxy Card.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: November 29, 2013	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary6